

October 15, 2010

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, CA 95052-8090

>   **Re: National Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year Ended May 30, 2010**
>   **Filed July 20, 2010**
>   **File No. 001-05672**

Dear Mr. Chew:

We have reviewed your response letter dated October 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 89

1.   Please expand your response to our prior comment 1 to address all of the omitted disclosure in the Form 10-K for fiscal year ended May 30, 2010, beyond the incomplete disclosure in the summary compensation table. For example, please tell us what information you should have provided to address the disclosure requirements regarding the compensation discussion and analysis, beneficial ownership and other requirements of Items 402 and 403 of Regulation S-K applicable to the named executive officer you omitted. Also, provide us with your analysis of the materiality of all of these disclosure omissions.

2.   We note your response to our prior comment 2. However, we note that in your letter dated October 1, 2010, you stated that in establishing the base salary for each named executive officer, the Compensation Committee takes into account each individual's experience, retention considerations, company need, historical or expected future

performance and other factors. We note however, that you have not included a discussion of these factors in your response to our prior comment 2. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 3603 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3212 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief

CC (by facsimile):   Ora T. Fisher – Latham & Watkins LLP